Exhibit 99.1

EARNINGS RELEASE

FOR DETAILS, CONTACT:	FOR IMMEDIATE RELEASE
Sam R. Morrow	July 29, 2004
Phone: +47 6752 6400
Suzanne M. McLeod
Phone: +1 281-589-7935

PGS Announces Unaudited Second Quarter 2004 Results
Under Norwegian GAAP

     July 29, 2004: OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE: PGS; OTC: PGEOY) announced today its unaudited second quarter 2004 results under Norwegian generally accepted accounting principles (“Norwegian GAAP”).

	Quarter ended June 30,		Six months ended June 30,		Year ended
					December 31,
	2004	2003	2004	2003	2003
(In millions of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenue	$279.2	$295.1	$529.9	$592.4	$1,120.7
Operating profit (loss)	21.0	10.4	60.1	(169.3)	(645.3)
Net income (loss)	(28.1)	(51.8)	(29.2)	(289.4)	(818.2)
Adjusted EBITDA (A)	100.6	124.8	198.6	261.2	479.1
Cash investment in multi-client (B)	(10.6)	(20.9)	(25.8)	(59.9)	(91.5)
Capital expenditures (C)	(38.8)	(16.3)	(62.4)	(26.5)	(57.7)
Cash Flow Post Investment (Defined as A+B+C)	$51.2	$87.6	$110.4	$174.7	$329.9

     Svein Rennemo, PGS Chief Executive Officer, commented, “A mixed quarter. Clearly we did not meet our expectations for revenues and cash flow. A net loss is not acceptable to us, even if geophysical contract market prices were soft and operational disturbances were unusually high. Still, strong multi-client late sales, increase in geophysical order backlog at improved prices, and Pertra’s successes were points of strength. And for 2004 we expect Cash Flow Post Investment to meet the $231 million forecasted in our Business Plan disclosed last year. Corrections and improvements for the coming quarters will build on repeating our record of high regularity and uptime, underlying cost improvements, capturing the upside in the Varg field and benefiting from improvement in geophysical order backlog and prices.”

Petroleum Geo-Services ASA	Phone:	+1 281-589-7935	Petroleum Geo-Services ASA	Phone:	+47 6752 6400
738 Highway 6 South	Fax:	+1 281-589-1482	PGS-House	Fax:	+47 6753 6883
Suite 1000			Strandveien 4
Houston, TX 77079, USA			N-1366 Lysaker, Norway

Q2 Highlights

     Consolidated

•	Q2 Revenues of $279.2 million, down $15.9 million (5%) compared to Q2 2003

•	Q2 Adjusted EBITDA of $100.6 million, down $24.2 million (19%) from Q2 2003

•	Q2 2004 Net loss of $28.1 million, reduced from a Net loss of $51.8 million in Q2 2003

•	Decline in revenues and Adjusted EBITDA largely driven by:

o	$35.9 million decrease in Marine Geophysical contract sales, partially offset by $30.3 million increase in multi-client late sales

o	Shut down of the ocean bottom 2C crew in late 2003 (contract revenues of $11.6 million included in Q2 2003 numbers),

o	$20.0 million increase in Pertra revenues for Q2 2004

o	Lower multi-client investments, which reduced the Adjusted EBITDA as $10.3 million less cash operating costs were capitalized

•	Cash Flow Post Investment, down $36.4 million (42%) from Q2 2003 primarily related to:

o	Decline in Adjusted EBITDA, discussed above

o	Increase in Q2 2004 capital expenditures of $22.5 million from Q2 2003 due to:

•	Pertra drilling program

•	Marine Geophysical streamer replacement program

•	Upgrade of data processing equipment

     Marine Geophysical

•	Aggressive industry bidding for contract work through first part of Q2 2004 negatively affected pricing

•	Improved order backlog going into second half of 2004

o	Improved prices and contract terms

o	Order backlog of $115 million compared to $65 million at the end of Q1

•	Abnormal operational disturbances negatively affected contract revenues

•	Multi-client sales improved despite less than expected sales from Brazilian library

•	Positive cash-flow from multi-client library of $55 million in Q2 2004 versus $25 million in Q2 2003

     Onshore

•	Continued stable performance

•	Increased activity in the U.S. market with full crew schedule for most of 2004

•	Significant new opportunities in Eastern Hemisphere

•	Order backlog going into second half of 2004 — $98 million

     Production

•	Lower production on Petrojarl Foinaven and Petrojarl I due to well and compressor maintenance and expected natural field production decline

•	Improved average daily production expected for reminder of 2004, except for Petrojarl Foinaven 16 day planned maintenance shut down during Q3 2004

•	Petrojarl Varg contract under mediation to reinstate tariff structure

     Pertra

•	Increased oil production at favorable prices

•	Successful enhanced oil recovery drilling program on schedule

•	Favorable outcome in Norwegian 18th Licensing Round

     Outlook

•	Marine Geophysical contract prices and terms are improving going into second half of 2004

•	Continuation of contract market focus in geophysical

•	Generally increased production for FPSO’s, except Petrojarl Foinaven 16 day scheduled maintenance shut down in Q3 2004

•	Expected to meet $231 million Cash Flow Post Investment forecasted in previously disclosed Business Plan due to numerous offsetting factors, including:

o	Lower than expected Marine Geophysical results in first half of 2004

o	Declining production on certain fields

o	Pertra improvements

o	Reduced Production capital expenditure, resulting from Varg contract prolongation

     The financial information contained in this release has been prepared in accordance with Norwegian GAAP. The Company’s Norwegian GAAP audited financial statements for 2003 and Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information are subject to adjustment based on the results of the audit of the Company’s financial statements under U.S. generally accepted accounting principles (“U.S. GAAP”) for 2003 and 2002 and the re-audit of the Company’s U.S. GAAP financial statements for 2001. See “Matters of Emphasis and Qualifications” below.

Petroleum Geo-Services ASA (1) (2)
Consolidated Statements of Operations

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended
					December 31,
	2004	2003	2004	2003	2003
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenue	$279,233	$295,051	$529,948	$592,403	$1,120,658

Cost of sales	161,689	158,129	299,939	304,972	584,717
Selling, general and administrative costs and R&D costs	16,911	12,087	31,398	26,226	56,873

Operating expenses before depreciation, amortization and unusual items	178,600	170,216	331,337	331,198	641,590
Depreciation and amortization	75,467	77,556	129,995	167,352	305,419
Impairment of long-term assets	—	—	—	217,800	740,876
Unusual items, net	4,130	36,848	8,509	45,332	78,085

Operating profit (loss)	21,036	10,431	60,107	(169,279)	(645,312)
Income (loss) from equity investments	1,319	758	2,129	739	897
Financial expense, net	(26,117)	(37,922)	(52,765)	(77,115)	(110,027)
Other gain (loss), net	(5,849)	(3,572)	(7,351)	(3,351)	(31,685)

Income (loss) before income taxes	(9,611)	(30,305)	2,120	(249,006)	(786,127)
Provision (benefit) for income taxes	18,484	21,944	31,349	34,748	26,436
Discontinued operations/operations held for sale, net of tax	—	467	—	(5,687)	(5,587)

Net income (loss)	$(28,095)	$(51,782)	$(29,229)	$(289,441)	$(818,150)

Revenues by Quarter 2002/2003/2004	Adjusted EBITDA (3) by Quarter 2002/2003/2004

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended
					December 31,
	2004	2003	2004	2003	2003
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Adjusted EBITDA (3) (A)	$100,633	$124,835	$198,611	$261,205	$479,068
Cash investments in multi-client library (B)	(10,601)	(20,927)	(25,789)	(59,935)	(91,500)
Capital expenditures (C)	(38,803)	(16,342)	(62,419)	(26,540)	(57,710)

Cash Flow Post Investment (Defined as A+B+C)	$51,229	$87,566	$110,403	$174,730	$329,858

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP audited financial statements for 2003 and the Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information are subject to adjustment based on the results of the audit of the Company’s financial statements under U.S. GAAP for 2003 and 2002 and the re-audit of the Company’s U.S. GAAP financial statements for 2001. The Company’s independent auditor, Ernst & Young, issued an audit opinion on the Company’s Norwegian GAAP financial statements for 2003, which contained a qualification for this matter. See “Matters of emphasis and qualifications” below.

(3) Adjusted EBITDA, when used by the Company, means net income (loss) before income (loss) from equity investments, financial items, other gain (loss), taxes, depreciation and amortization, unusual items, impairment of long-term assets and, discontinued operations. See Support Tables for a more detailed discussion of and reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similary titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’s ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

Operations

The Company manages its business in four segments as follows:

•	Marine Geophysical, consisting of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing

•	Onshore, consisting of all seismic operations on land and in shallow water, including onshore multi-client library

•	Production, which owns and operates four harsh environment FPSOs in the North Sea

•	Pertra, a small oil and gas company owning 70% of and being operator for Production License 038 plus other undeveloped licenses on the Norwegian Continental Shelf

     Consolidated revenues in Q2 2004 were $279.2 million, a reduction of $15.9 million or 5% compared to Q2 2003 ($295.1 million). The reduction is due mainly to a decrease in Marine Geophysical revenues of $26.2 million. Pertra revenues increased by $20.0 million, while Onshore and Production revenues decreased by $1.8 million and $3.3 million, respectively.

     Adjusted EBITDA for Q2 2004 was $100.6 million compared to $124.8 million in Q2 2003, a reduction of 19%. This decrease relates mainly to Marine Geophysical, where Adjusted EBITDA decreased by $27.1 million (39%) due to reduced contract and pre-funding revenues and reduced capitalization of operating costs associated with the multi-client library, partly offset by increased late sales of multi-client library. Adjusted EBITDA for Pertra improved $11.1 million (94%), while Adjusted EBITDA for Onshore and Production declined by $1.8 million (16%) and $3.2 million (10%), respectively.

     Marine Geophysical. Total revenues decreased $26.2 million, or 17%, from $155.3 million in Q2 2003 to $129.1 million in Q2 2004 (including inter-segment revenue to Pertra of $3.2 million in Q2 2004).

     Multi-client late sales increased by $30.3 million (109%) to $58.1 million. Multi-client late sales of $27.8 million for Q2 2003 are net of the reversal of a Brunei multi-client data sale of $18.1 million. Late sales in Q2 2004 include stronger than expected sales in the Gulf of Mexico ($25.5 million), North Sea ($13.5 million) and Asia Pacific ($7.1 million). However, sales from the Brazilian library, which were below expectations, amounted to $7.5 million in Q2 2004. Sales of Brazilian multi-client library for the remainder of 2004 will depend on the awards in the 6th licensing round, which are expected to be announced in August 2004. The percentage of PGS data covered by the 6th licensing round was relatively small. Therefore, future sales for other significant parts of the Company’s Brazilian library will depend on subsequent licensing rounds. Multi-client pre-funding revenue decreased by $7.1 million (59%) to $4.9 million, due to reduced multi-client activity.

     Contract revenues were $57.7 million in Q2 2004, compared to $93.6 million in Q2 2003 ($105.2 million adjusted for revenues of $11.6 million from the ocean bottom 2C crew that was shut down in the fall 2003). The reduction in contract revenues relates to softer overall market and contract pricing compared to Q2 2003 as more vessels industry-wide moved into the contract segment away from multi-client investments. Contract revenues were also negatively affected by an expected high level of steaming as vessels working in India were redeployed to other parts of Asia Pacific and other vessels were moved to the North Sea. Mainly due to steaming, only 69% percent of vessel capacity was used for contract work in Q2 2004 compared to 85% in Q2 2003. Additionally, abnormal operating disturbances affecting productivity, especially the completion of a survey offshore India, negatively impacted contract revenues.

     Adjusted EBITDA was $41.7 million for Q2 2004 compared to $68.8 million for Q2 2003. This reduction resulted from reduced contract revenue and lower pre-funding revenue partially offset by increased late sales, as described above, as well as lower levels of cash operating costs capitalized to the multi-client library.

     Capitalized cash investments in multi-client library were $8.4 million in Q2 2004 compared to $15.0 million in Q2 2003, a reduction of 44%. The percentage of multi-client pre-funding on new multi-client investments was 58% in Q2 2004 compared to 80% in Q2 2003.

     Onshore. Total revenues decreased $1.8 million, or 4%, from $41.5 million in Q2 2003 to $39.7 million in Q2 2004. Contract revenues decreased by $3.6 million (10%) to $33.4 million in Q2 2004 due to decreased activity in Saudi Arabia and Alaska partially offset by increased activity in Latin America and the U.S. Multi-client sales (including pre-funding) increased by $1.8 million (40%) to $6.3 million. Adjusted EBITDA decreased to $9.2 million in Q2 2004 compared to $11.0 million for Q2 2003, a decrease of 16%.

     Capitalized cash investments in multi-client library decreased by $3.2 million, or 64%, from $5.0 million in Q2 2003 to $1.8 million in Q2 2004.

     Production. Total revenues were $72.0 million in Q2 2004 down from $75.3 million in Q2 2003, including inter-segment revenue from Pertra of $13.9 million in Q2 2004 compared to $12.8 million in Q2 2003. Adjusted EBITDA for Q2 2004 was $30.5 million compared to $33.7 million in Q2 2003. Operating expense for Q2 2004 includes $1.7 million of certain periodic certification costs relating to one of the FPSO’s leased shuttle tankers that will be withdrawn from operations and returned to lessor in Q3 2004.

     Total average produced volume on the four FPSOs owned and operated by Production was 119,111 barrels per day in Q2 2004, compared to 146,855 barrels per day in Q2 2003 due to the natural production decline of certain fields and maintenance of certain fields and vessels. Revenues from Petrojarl Foinaven decreased by $5.3 million in Q2 2004 compared to Q2 2003, due to reduced production from the Foinaven field resulting from natural field decline and maintenance to the field and one of the vessel’s compressors. Petrojarl 1 revenues declined by $1.4 million in Q2 2004 compared to Q2 2003, mainly due to temporary production disturbances related to a compressor problem. Revenues from Petrojarl Varg and Ramform Banff increased by $2.0 million and $1.1 million, respectively, due basically to increased production and a revised contract, respectively.

     Production is in mediation with the license owners regarding the compensation structure for Petrojarl Varg on the Varg field, which the Company expects to conclude in Q3 2004. Meanwhile, the license owners have, as previously announced, notified PGS that effective May 29, 2004, they will compensate Petrojarl Varg based on a fixed day rate of $220,000 rather than the previous tariff structure. Until a new compensation structure in finalized, revenues for Petrojarl Varg will be recognized in the financial statements at the fixed day rate of $220,000. Any reinstatement of a tariff structure should result in daily revenues in excess of the current $220,000 per day.

     Pertra. Revenues increased by $20.0 million, or 62%, from $32.5 million in Q2 2003 to $52.5 million in Q2 2004. Average oil production (Pertra’s 70% share of production from the Varg field) increased by 24% to 15,642 barrels per day in Q2 2004 compared to 12,655 barrels per day in Q2 2003. The field experienced technical problems with two production wells during April and May. At the end of Q2 2004 the total daily production from the Varg field exceeded 30,000 barrels.

     Average oil price achieved was $36.10 per barrel in Q2 2004 compared to $26.00 per barrel in Q2 2003. Adjusted EBITDA for Q2 2004 was $22.9 million compared to $11.8 million in Q2 2003. Adjusted EBITDA increased as a result of increased production at higher prices, partly offset by increased operating expenses, due mainly to increased well maintenance and modification cost, activities related to 18th licensing round in Norway, and increased charter hire paid to PGS Production.

     Pertra, as license operator, started drilling two new wells on the Varg field in November 2003. In late December the first well was successfully completed, while the second well was completed in

March 2004. The license owners extended this drilling program by two additional production wells (of which the first was completed in May) and one water injection well. The drilling program is on plan.

     Pertra applied for participation in two licenses in the 18th Licensing Round in Norway, and in June 2004 was awarded 80% participation in and operatorship of PL 321 (“Frøya heights”) and 30% participation PL 316 (“Egersund basin”). As a result of these awards, Pertra is committed to pay its share of the cost of a seismic survey on PL 321 and its share of the cost of a seismic survey and one well on PL 316.

Depreciation and Amortization

     Gross depreciation (before any capitalization to multi-client library) was $32.5 million in Q2 2004 compared to $39.5 million in Q2 2003. The decrease is mainly the result of the large impairment of long-term assets recorded in Q4 2003 partially offset by the effect of shorter depreciable lives for the Ramform seismic acquisition vessels and FPSOs, introduced in November 2003 (see “Basis of Unaudited Financial Statements” below”).

     Depreciation capitalized to multi-client library was $1.7 million in Q2 2004 compared to $1.9 million in Q2 2003, which reflects the decrease in multi-client investment.

     Sales related amortization of multi-client library increased by $4.6 million from $40.0 million in Q2 2003 to $44.6 million in Q2 2004, reflecting the increase in multi-client revenue.

     In Q4 2003 the Company adopted the policy of disclosing the estimated minimum multi-client amortization requirement for the year in the first three quarterly interim financial reports. At year-end the Company calculates and records the minimum amortization required for each multi-client survey or pool of surveys. At June 30, 2004, such estimated annual minimum amortization for 2004 is $11.6 million. The estimate is based in the Company’s expectations for sales related amortization for the remainder of 2004. In 2003 the Company recognized $4.0 million of minimum amortization, which was recorded in Q4 2003.

Unusual Items, Net

     Unusual items totaled $4.1 million in Q2 2004 compared to $36.8 million in Q2 2003 and include:

•	Expenses associated with the effort to complete the U.S. GAAP 2002 audit and the re-audit for 2001 of $3.2 million in Q2 2004. There were no such charges in Q2 2003.

•	Severance charges of $0.5 million in Q2 2004 compared to $9.9 million in Q2 2003.

•	Expenses relating to the debt restructuring and refinancing of $0.5 million in Q2 2004 compared to $14.1 million in Q2 2003.

•	Q2 2003 results include a $12.9 million accrual for a tax claim involving PGS employees employed by PGS Marine Service (Isle of Man) Ltd.

Financial Expense, Net

     Financial expense, net, for Q2 2004 was $26.1 million compared to $37.9 million for Q2 2003, which reflects a reduction in debt as a result of the financial reorganization the Company completed in November 2003, partially offset by higher average interest rates. Capitalized interest for multi-client surveys in progress was $0.5 million in Q2 2004 compared to $0.9 million in Q2 2003, reflecting a decrease in multi-client library investments.

Other Gain (Loss), Net

     Other gain (loss), net, for the quarter includes:

•	Foreign exchange loss of $0.7 million in Q2 2004 compared to a loss of $2.5 million in Q2 2003

•	Waiver fees of $2.6 million in Q2 2004 relating to obtaining (from noteholders) waivers of certain financial reporting requirements

•	Interest rate variation expense for UK leases of $1.8 million in Q2 2004 compared to $0.8 million in Q2 2003

•	Bank charges and fees of $0.7 million in Q2 2004 compared to $0.3 million in Q2 2003

Provision (Benefit) For Income Taxes

     Income tax expense was $18.5 million for Q2 2004 compared to $21.9 million in Q2 2003. Included in the tax provision are income taxes for Pertra. Taxable profits at Pertra are subject to Norwegian petroleum taxation at a nominal tax rate of 78%.

     The Norwegian Central Tax Office (CTO) has not yet finalized the tax assessment of PGS Shipping AS and PGS Shipping (IOM) Ltd (CFC) for 2002, when these companies withdrew from the Norwegian tonnage tax regime. The pending issue is related to fair value of the vessels owned by these companies (10 seismic vessels and the FPSOs Petrojarl Varg and Ramform Banff). The Company based such value on third party valuations, while the CTO has questioned whether the Company’s book values at December 31, 2001, would be more appropriate for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciation. The Company estimates that if the CTO position were to be upheld, taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company believes that its valuation basis has been prepared using acceptable principles and will contest any adjustment to increase taxes payable.

Petroleum Geo-Services ASA (1) (2)
Consolidated Balance Sheets

	June 30,
	2004	2003	December 31, 2003
(In thousands of dollars)	Unaudited	Unaudited	Audited
ASSETS
Long-term assets:
Long-term intangible assets	$1,474	$4,938	1,975
Property and equipment, net	1,059,244	1,490,035	1,089,098
Multi-client library, net	325,888	566,912	367,700
Oil and gas assets, net	53,990	28,805	30,678
Investments in associated companies	4,699	8,908	6,386
Other financial assets	42,391	22,237	29,523

Total long-term assets	1,487,686	2,121,835	1,525,360

Current assets:
Accounts receivable, net	183,363	214,460	172,508
Assets held for sale	—	2,872	—
Other current assets	56,614	54,238	64,737
Cash and cash equivalents	108,114	144,833	146,348

Total current assets	348,091	416,403	383,593

Total assets	$1,835,777	$2,538,238	$1,908,953

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Paid in capital:
Common stock, par value NOK 30; issued & outstanding: 20,000,000 Shares at June 30, 2004 and at December 31, 2003; 103,345,987 at June 30, 2003 par value NOK 5	$85,714	$71,089	$85,714
Additional paid in capital	287,576	—	287,576

Total paid in capital	373,290	71,089	373,290
Other equity	(33,728)	(429,361)	(4,571)
Minority Interest	1,527	1,776	1,527

Total shareholders’ equity	341,089	(356,496)	370,246

Guaranteed preferred beneficial interest in PGS junior subordinated debt securities	—	142,681	—
Mandatorily redeemable cumulative preferred subsidiary securities related to multi-client library securitization	—	21,955	—

Debt:
Accruals for long-term liabilities:
Deferred income taxes	30,468	50,444	14,973
Other long-term liabilities	79,087	71,211	76,748

Total accruals for long-term liabilities	109,555	121,655	91,721

Other long-term debt:
Long-term capital lease obligations	39,101	70,492	61,234
Long-term debt	1,083,685	1,304,661	1,098,661

Total other long-term debt	1,122,786	1,375,153	1,159,895

Current liabilities:
Short-term debt and current portion of long-term debt and capital lease obligations	49,134	957,774	34,487
Debt and other liabilities held for sale	—	1,151	—
Accounts payable	64,314	40,947	56,318
Accrued expenses	111,399	214,324	157,143
Income taxes payable	37,500	19,094	39,143

Total current liabilities	262,347	1,233,290	287,091

Total liabilities and shareholders’ equity	$1,835,777	$2,538,238	$1,908,953

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP audited financial statements for 2003 and the Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information are subject to adjustment based on the results of the audit of the Company’s financial statements under U.S. GAAP for 2003 and 2002 and the re-audit of the Company’s U.S. GAAP financial statements for 2001. The Company’s independent auditor, Ernst & Young, issued an audit opinion on the Company’s Norwegian GAAP financial statements for 2003, which contained a qualification for this matter. See “Matters of emphasis and qualifications” below.

Capital Investments

     Capital investments totaled $49.4 million in Q2 2004 compared to $37.3 million in Q2 2003. The main items included in capital investment for Q2 2004 are as follows:

•	Cash investments in multi-client library (Marine Geophysical, Onshore and Reservoir Consultants) totaled $10.6 million in Q2 2004 compared to $20.9 million in Q2 2003, a decrease of 49%.

•	Capital expenditures for Marine Geophysical were $11.1 million in Q2 2004 compared to $2.3 million in Q2 2003, an increase of 383%, which mainly relate to the streamer replacement program and equipment for data processing.

•	Capital expenditures for Pertra, relating to the Varg field, were $27.5 million in Q2 2004 compared to $14.0 million in Q2 2003, an increase of 96%, relating to an additional production well. Pertra capital expenditures are subject to cash tax relief at 78%.

Stock and 10% and 8% Senior Notes

     PGS intends to continue the listing of its ordinary shares on the Oslo Stock Exchange and for its American Depository Shares (“ADSs”) to continue trading on the U.S. over-the-counter (“OTC”) market. While the Company intends to list its ADSs on a U.S. national securities exchange or on the NASDAQ Stock Market, it is precluded from such a listing until the 2002 and 2003 audits and 2001 re-audit of the Company’s U.S. GAAP financial statements are completed. It is intended that PGS’ 10% and 8% Senior Notes, due 2010 and 2006, respectively, will be rated by the major credit rating agencies. Efforts to obtain credit ratings are ongoing.

Liquidity and Financing

     Net decrease in cash and cash equivalents in Q2 2004 totaled $44.7 million, and the cash balance was $108.1 million at June 30, 2004 compared to $152.8 million at March 31, 2004.

     In May 2004, the Company made the second and final distribution of excess cash, amounting to $22.7 million, to former bondholders and bank debt holders under the 2003 restructuring agreement.

     In Q2 2004 the Company also paid:

•	$13.4 million in principal for long-term debt

•	$4.4 million in principal for capital lease obligations

•	$47.5 million in semi-annual interest payments on its 10% and 8% Senior Notes

     Accounts receivable decreased by $6.2 million during Q2 2004 while accounts payable, accrued expenses and income taxes payable decreased by $32.8 million during Q2 2004.

     The Company has a $110 million two-year secured working capital facility, $70 million of which can be used for general corporate purposes. The remaining $40 million is available for issuance of letters of credit to support bid and performance bonds associated with PGS’ day-to-day operations. At June 30, 2004, approximately $10 million of letters of credit were outstanding under this facility.

     The nominal value of interest bearing debt was approximately $1,171.9 million as of June 30, 2004, compared to $1,189.8 million at March 31, 2004. Net interest bearing debt (interest bearing debt less cash and cash equivalents) was approximately $1,063.8 million as of June 30, 2004, compared to $1,059.6 million at March 31, 2004 (adjusted for the final excess cash distribution of $22.7 million which was included in accrued expenses).

     Certain of the Company’s loan and lease agreements and its senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to provide Norwegian GAAP financial statements in lieu of U.S. GAAP financial statements until June 30, 2005.

Basis of Unaudited Financial Statements

     The unaudited consolidated financial statements for the second quarter 2004 are prepared in accordance with Norwegian GAAP and reported as required by the Norwegian accounting standards for interim financial statements. Information presented on a Norwegian GAAP basis is not necessarily consistent with or comparable to financial statements previously issued by the Company on a U.S. GAAP basis.

     The unaudited consolidated financial statements for Q2 2004 have been prepared using the same Norwegian GAAP accounting principles as were used for the 2003 Norwegian GAAP financial statements, as described in the footnotes to those financial statements. As described in those footnotes, in 2003, the Company implemented several significant changes in its accounting principles. Some of these changes were implemented effective from the date the Company exited from Chapter 11 in November 2003, and therefore affect comparability for parts of 2003, including Q2 2003 and the six-month period ended June 30, 2003. These changes were as follows:

•	Effective November 1, 2003, the Company began categorizing its multi-client surveys into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. Further, the minimum amortization was increased by reducing the maximum amortization period from eight to five years from completion of a survey.

•	Effective November 1, 2003, depreciable lives of Ramform seismic acquisition vessels and FPSOs were reduced from 30 to 25 years, except for Petrojarl 1, which is depreciated over 30 years from the date of original completion due to a substantial refurbishment completed in 2001.

Material Weaknesses

     As previously disclosed, in connection with the audit and re-audit of the 2002 and 2001 U.S. GAAP financial statements, the Company’s independent auditor, Ernst & Young, has issued a material weakness letter to the Company that identified the following material weaknesses: (1) insufficient documentation of or adherence to policies and procedures; (2) inadequate U.S. GAAP expertise in the Company; (3) insufficient support for accounting books and records; and (4) insufficient supervision and review control activities. Also, as disclosed in the Norwegian GAAP financial statements for 2003, Ernst & Young in connection with their audit of these financial statements issued a letter to the Company addressing material weaknesses in the design and operation of internal controls.

     In response to this material weaknesses letter, PGS developed, and has been actively implementing, a plan to address the matters identified, including hiring new personnel with expertise in U.S. GAAP and U.S. regulations, improving overall U.S. GAAP expertise throughout the accounting organization and upgrading the corporate business controller function. The Company has put priority on improving documentation and reporting procedures and has established new and more precise accounting policies. Further, the Company has established and outsourced an Internal Audit function. The Company is actively addressing the remediation of internal control weaknesses, however, all material weaknesses have not been eliminated at this time.

Matters of Emphasis and Qualifications

     As of July 2004, a re-audit of the Company’s 2001 and audits of the Company’s 2002 and 2003 financial statements prepared in accordance with U.S. GAAP have not been completed. The Company has made significant progress with respect to completion of such audits and re-audit and is targeting completion in Q3 2004. There can, however, be no assurance as to whether or when these audits and re-audit will be completed. The Company does not expect to release operating results under U.S. GAAP until these audits and re-audit are completed.

     In addition, material weaknesses in the Company’s system of internal controls over financial reporting described above, have not been eliminated. These material weaknesses may also contribute to a delay in and make more difficult the completion of the audits and re-audit.

     The outcome of the audits and re-audit could result in restatements of the Company’s previously filed U.S. GAAP audited financial statements and restatements or other adjustments to its 2002 unaudited annual financial statements and 2002 and 2003 U.S. GAAP unaudited interim financial statements. Those restatements and adjustments could be material, although they are expected to be of a non-cash nature.

     Furthermore, although the audits and re-audit are being conducted under U.S. GAAP, the outcome of such audit procedures could also affect the audited financial statements prepared in accordance with Norwegian GAAP for 2003 and prior years, and the unaudited Norwegian GAAP interim financial statements for periods in 2004 and prior years. The Company’s independent auditor, Ernst & Young, issued an audit opinion on the Company’s Norwegian GAAP financial statements for 2003, which contained a qualification for this matter.

     The Company completed its audited 2003 Norwegian GAAP financial statements in June 2004. As disclosed in a separate press release dated June 16, 2004, upon completion of these financial statements, several adjustments were made to the unaudited and preliminary 2003 Norwegian GAAP Financial Statements published on March 16, 2004. As a consequence, certain adjustments to the previously reported interim financial statements for Q1 2004, released May 13, 2004 have been made. The effect of such adjustments on the reported statement of operations for Q1 2004 is immaterial.

     Also, as earlier disclosed, until the audits and re-audit of financial statements under U.S. GAAP are completed, the Company will be unable to file with the Securities and Exchange Commission an Annual Report on Form 20-F that contains audited financial statements for three full fiscal years. For so long as this condition exists, the Company will be precluded from, among other things, listing its ADSs on a U.S. national securities exchange or on the NASDAQ Stock Market. A delay in listing of the Company’s ADSs in the U.S. may have a negative impact on their liquidity.

Outlook — 2004

     While the market for seismic services was below expectations in the first half of 2004, there are several indications that industry conditions are improving. Recent updated E&P surveys indicate oil company spending above the increases forecasted at the end of 2003. Contract pricing and terms are improving as reflected in the $115 million Marine Geophysical order backlog going into the second half of 2004. The Company’s marine vessel fleet is completely booked for Q3 2004 and into Q4 2004. The Company will continue to focus on the marine contract market. Consequently, a substantial amount of the uncertainty relating to future seismic activities outlined in the Company’s First Quarter Earnings Release has diminished.

     Generally, the Company expects production through its FPSOs to increase in the second half of 2004. The Foinaven, however, will be shut down approximately 16 days in Q3 2004 for planned maintenance on the Foinaven field. PGS will be compensated approximately $68,000 per day during this period. The Varg field (including 30% partner share) is expected to produce in excess of 25,000 barrels of oil per day, which exceeds the 22,348 barrels per day produced in Q2 2004. Pertra has sold forward 950,000 barrels of its second half production at an estimated average of $30.50 per barrel. Longer-term, the natural decline in field production, especially the Foinaven field, will result in declining revenues. Such declining revenues are reflected in the Company’s published Business Plan.

     Overall PGS expects 2004 Cash Flow Post Investment to meet the $231 million contained in the Company’s published Business Plan as a result of several offsetting factors. Increases in Pertra production and substantially reduced capital expenditures for Production due to the Varg contract prolongation are expected to offset lower than expected Marine Geophysical results in the first half of 2004 and slightly higher than expected natural decline in the production of the Foinaven field.

     For additional support to the unaudited, second quarter 2004 results under Norwegian GAAP and related news release and presentation, please visit our web site www.pgs.com.

****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO’s) and owns a small oil and gas company. PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company’s actual results may differ materially from those indicated in or implied by such forward-looking statements.

Petroleum Geo-Services ASA (1) (2)
Consolidated Statements of Cash Flows

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended December 31,
	2004	2003	2004	2003	2003
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Cash flows from operating activities:
Net income (loss)	$(28,095)	$(51,961)	$(29,229)	$(289,815)	$(818,275)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	75,467	77,556	129,995	167,352	305,419
Non-cash impairments and loss (gain) sale of subsidiary, net	—	12,879	—	235,468	745,697
Non-cash write-off of deferred debt costs and issue discounts	—	—	—	—	13,152
Cash effects related to assets and liabilities held for sale	—	119	—	3,185	3,342
Provision (benefit) for deferred income taxes	13,622	29,683	20,826	27,831	(4,639)
Working capital changes and other items	(15,845)	(1,337)	(27,170)	(22,174)	(4,723)

Net cash provided by operating activities	45,149	66,939	94,422	121,847	239,973

Cash flows (used in) from investing activities:
Investment in multi-client library	(10,601)	(20,927)	(25,789)	(59,935)	(91,500)
Capital expenditures	(38,803)	(16,342)	(62,419)	(26,540)	(57,710)
Development of assets held for sale	—	(53)	—	(95)	(118)
Sale of subsidiary	—	1,500	2,035	50,115	50,115
Other items, net	358	1,121	2,135	2,315	3,835

Net cash (used in) from investing activities	(49,046)	(34,701)	(84,038)	(34,140)	(95,378)

Cash flows (used in) provided by financing activities:
Redemption of preferred stock	—	(14,562)	—	(42,194)	(64,105)
Repayment of long-term debt	(13,446)	(4,977)	(14,929)	(5,442)	(11,241)
Principal payments under capital lease obligations	(4,392)	(3,328)	(7,527)	(7,800)	(17,539)
Net increase (decrease) in bank facility and short-term debt	—	—	—	(48)	(48)
Other items, net	(22,956)	—	(26,148)	—	(17,932)

Net cash (used) provided by financing activities	(40,794)	(22,867)	(48,604)	(55,484)	(110,865)

Effect of exchange rate changes in cash and cash equivalents	4	37	(14)	6	14
Net increase (decrease) in cash and cash equivalents	(44,687)	9,408	(38,234)	32,229	33,744
Cash and cash equivalents at beginning of period	152,801	135,425	146,348	112,604	112,604

Cash and cash equivalents at end of period	$108,114	$144,833	$108,114	$144,833	$146,348

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP audited financial statements for 2003 and the Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information are subject to adjustment based on the results of the audit of the Company’s financial statements under U.S. GAAP for 2003 and 2002 and the re-audit of the Company’s U.S. GAAP financial statements for 2001. The Company’s independent auditor, Ernst & Young, issued an audit opinion on the Company’s Norwegian GAAP financial statements for 2003, which contained a qualification for this matter. See “Matters of emphasis and qualifications”.

Petroleum Geo-Services ASA (1) (2) (3)
Support Tables

General

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with generally accepted accounting principles in Norway.

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP audited financial statements for 2003 and the Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information are subject to adjustment based on the results of the audit of the Company’s financial statements under U.S. GAAP for 2003 and 2002 and the re-audit of the Company’s U.S. GAAP financial statements for 2001. The Company’s independent auditor, Ernst & Young, issued an audit opinion on the Company’s Norwegian GAAP financial statements for 2003, which contained a qualification for this matter. See “Matters of emphasis and qualifications”.

(3) Adjusted EBITDA, when used by the Company, means net income (loss) before income (loss) from equity investments, financial items, other gain (loss), taxes, depreciation and amortization, unusual items, impairment of long-term assets and, discontinued operations. Adjusted EBITDA may not be comparable to other similary titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’s ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

Revenue Distribution by Operating Segment

The distribution of our revenue by operating segment for the periods presented was as follows:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Revenue by operating segments:
Marine Geophysical (A)	$129,135	$155,281	$252,160	$306,203	$584,180
Onshore (B)	39,706	41,516	67,962	81,619	154,034
Production (C)	72,006	75,285	145,336	154,669	293,415
Pertra	52,545	32,484	89,122	68,113	121,641
Corporate/Global Services	5,799	5,180	10,491	9,731	21,200
Elimination of inter-segment revenue	(19,958)	(14,695)	(35,123)	(27,932)	(53,812)

Total	$279,233	$295,051	$529,948	$592,403	$1,120,658

(A) Marine Geophysical revenue by service type:
- Multi-client pre-funding	$4,907	$11,992	$16,656	$36,262	$49,735
- Multi-client late sales	58,060	27,826	87,988	76,610	148,128
- Contract seismic	57,745	105,230	129,175	174,097	348,117
- Other	8,423	10,233	18,341	19,234	38,200

Total	$129,135	$155,281	$252,160	$306,203	$584,180

(B) Onshore revenue by service type:
- Multi-client pre-funding	$3,660	$2,156	$5,941	$6,591	$16,746
- Multi-client late sales	2,676	2,331	3,036	3,164	9,215
- Contract seismic	33,370	37,029	58,985	71,850	128,340
- Other	—	—	—	14	(267)

Total	$39,706	$41,516	$67,962	$81,619	$154,034

(C) Production revenue by vessel:
- Petrojarl I	$14,498	$15,872	$31,221	$31,624	$67,742
- Petrojarl Foinaven	24,239	29,525	50,960	62,677	112,099
- Ramform Banff	11,788	10,743	22,984	23,943	45,188
- Petrojarl Varg	21,136	19,051	39,632	36,257	67,795
- Other	345	94	539	168	591

Total	$72,006	$75,285	$145,336	$154,669	$293,415

Adjusted EBITDA, by quarter 2004

Adjusted EBITDA, for the quarters presented was as follows:

(In thousands of dollars)	Q1	Q2	YTD Q2 2004
Net income (loss)	$(1,134)	$(28,095)	$(29,229)
Add back:
Provision (benefit) for income taxes	12,865	18,484	31,349
Other gain (loss), net	1,502	5,849	7,351
Financial expense, net	26,648	26,117	52,765
Income (loss) from equity investments	(810)	(1,319)	(2,129)

Operating profit (loss)	39,071	21,036	60,107
Unusual items, net	4,379	4,130	8,509
Impairment of long-term assets	—	—	—
Depreciation and amortization	54,528	75,467	129,995

Adjusted EBITDA	$97,978	$100,633	$198,611

Adjusted EBITDA, by quarter 2003

Adjusted EBITDA, for the quarters presented was as follows:

(In thousands of dollars)	Q1	Q2	Q3	Q4	2003
Net income (loss)	$(237,659)	$(51,782)	$(1,605)	$(527,104)	$(818,150)
Add back:
Discontinued operations/operations held for sale, net	6,154	(467)	1,085	(1,185)	5,587
Provision (benefit) for income taxes	12,804	21,944	6,527	(14,839)	26,436
Other gain (loss), net	556	2,795	19,548	8,786	31,685
Financial expense, net	39,193	37,922	13,318	19,594	110,027
Income (loss) from equity investments	(758)	19	(39)	(119)	(897)

Operating profit (loss)	(179,710)	10,431	38,834	(514,867)	(645,312)
Unusual items, net	8,484	36,848	10,918	21,835	78,085
Impairment of long-term assets	217,800	—	2,344	520,732	740,876
Depreciation and amortization	89,796	77,556	63,818	74,249	305,419

Adjusted EBITDA	$136,370	$124,835	$115,914	$101,949	$479,068

Adjusted EBITDA, by operating segment

The distribution of Adjusted EBITDA, by operating segment, for the periods presented was as follows:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Marine Geophysical:
Operating profit (loss)	$(8,774)	$(1,978)	$(1,175)	$(186,330)	$(329,761)
Plus: Depreciation and amortization	50,067	53,353	82,487	118,868	195,397
Plus: Impairments & unusual items	449	17,387	1,127	214,696	382,742

Adjusted EBITDA, Marine Geophysical	41,742	68,762	82,439	147,234	248,378

Onshore:
Operating profit (loss)	$1,998	$2,941	$3,873	$(495)	$4,721
Plus: Depreciation and amortization	7,247	8,069	14,961	17,470	38,023
Plus: Impairments & unusual items	4	—	7	4,180	12,126

Adjusted EBITDA, Onshore	9,249	11,010	18,841	21,155	54,870

Production:
Operating profit (loss)	$20,728	$24,309	$44,184	$32,285	$(280,061)
Plus: Depreciation and amortization	9,821	9,344	19,642	18,817	41,783
Plus: Impairments & unusual items	—	—	—	16,311	367,021

Adjusted EBITDA, Production	30,549	33,653	63,826	67,413	128,743

Pertra:
Operating profit (loss)	$15,520	$6,835	$28,107	$19,608	$36,069
Plus: Depreciation and amortization	7,398	4,961	11,205	9,491	24,788
Plus: Impairments & unusual items	—	—	—	—	—

Adjusted EBITDA, Pertra	22,918	11,796	39,312	29,099	60,857

Corporate/Global Services:
Operating profit (loss)	$(8,436)	$(21,676)	$(14,882)	$(34,347)	$(76,280)
Plus: Depreciation and amortization	934	1,829	1,700	2,706	5,428
Plus: Impairments & unusual items	3,677	19,461	7,375	27,945	57,072

Adjusted EBITDA, Corporate/Global Services	(3,825)	(386)	(5,807)	(3,696)	(13,780)

Total Adjusted EBITDA:
Operating profit (loss)	$21,036	$10,431	$60,107	$(169,279)	$(645,312)
Plus: Depreciation and amortization	75,467	77,556	129,995	167,352	305,419
Plus: Impairments & unusual items	4,130	36,848	8,509	263,132	818,961

Adjusted EBITDA	$100,633	$124,835	$198,611	$261,205	$479,068

Depreciation and amortization

Depreciation and amortization consists of the following for the periods presented:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Gross depreciation	$32,523	$39,473	$62,396	$79,295	$162,867
Depreciation capitalized to MC library	(1,690)	(1,941)	(3,082)	(8,140)	(13,096)
Sales related amortization of MC library	44,634	40,024	70,681	96,197	151,599
Additional required amortization MC Library (a)	—	—	—	—	4,049

Total	$75,467	$77,556	$129,995	$167,352	$305,419

(a) Additional amortization charges required to conform with the minimum amortization policy for the multi-client library.

Impairment of long-term assets:

Impairment of long-term assets consists of the following for the periods presented:

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Impairment of MCS library	$—	$—	$—	$65,326	$241,481
Impairment of production vessels	—	—	—	16,311	367,021
Impairment of seismic vessels, equipment and other geophysical assets	—	—	—	136,163	129,084
Impairment of licenses	—	—	—	—	2,090
Impairment of building leasehold improvements	—	—	—	—	1,200

Total impairment of long-term assets	$—	$—	$—	$217,800	$740,876

Unusual Items, net:

Unusual items, net consists of the following for the periods presented:

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Isle of Man, national insurance liability	$—	$12,879	$—	$12,879	$12,412
Severance	488	9,876	1,277	9,876	20,840
Re-audit 2001 and audit 2002, U.S. GAAP	3,156	—	3,853	—	2,559
Debt restructuring/refinancing costs/“fresh start”	486	14,093	3,379	22,577	42,274

Total unusual items and reorganization items	$4,130	$36,848	$8,509	$45,332	$78,085

Financial expense, net

Financial expense, net consists of the following for the periods presented:

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Financial expense (a)	$(26,581)	$(38,692)	$(53,662)	$(78,934)	$(112,723)
Capitalized interest	464	770	897	1,819	2,696

Total	$(26,117)	$(37,922)	$(52,765)	$(77,115)	$(110,027)

(a)	Interest expense on debt subject to compromise, are only included for the period pre filing Chapter 11, which was July 29, 2003.

Other gain (loss), net

Other gain (loss), net consists of the following for the periods presented:

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Foreign exchange gain (loss)	$(737)	$(2,509)	$335	$(1,476)	$(8,315)
Write-off, deferred debt costs and issue discounts (a)	—	—	—	—	(13,152)
UK lease, interest variation	(1,822)	(752)	(3,867)	(1,060)	(8,228)
Waiver fees	(2,585)	—	(2,585)	—	—
Other financial income (expense)	(705)	(311)	(1,234)	(815)	(1,990)

Total	$(5,849)	$(3,572)	$(7,351)	$(3,351)	$(31,685)

(a)	Deferred debt issue costs and original issue discounts relating to debt subject to compromise under the Chapter 11 preoceeding.

Discontinued operations/operations held for sale, net of tax

Discontinued operations/operations held for sale consists of the following for the periods presented:

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Pretax income from operations held for sale	$—	$(1,033)	$—	$(2,398)	$(3,885)
Gain (loss) from sale of:
- Tigress	—	—	—	—	(32)
- Production Services division	—	1,500	—	1,500	3,500
- Atlantis	—	—	—	(4,789)	(4,789)
Tax expense on operations held for sale	—	—	—	—	(381)

Total	$—	$467	$—	$(5,687)	$(5,587)

Multi-client library

The net book-value of the multi-client library by year of completion is as follows:

	June 30,	December 31,
(In thousands of dollars)	2004	2003
Completed during 1997 and prior years	$4,403	$6,626
Completed during 1998	10,062	20,174
Completed during 1999	23,061	31,989
Completed during 2000	36,605	38,312
Completed during 2001	133,652	144,353
Completed during 2002	44,917	53,527
Completed during 2003	47,039	57,758
Completed during 2004	7,699	—

Completed surveys	307,438	352,739
Surveys in progress	18,450	14,961

Multi-client library, net	$325,888	$367,700

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Capitalized depreciation	$1,690	$1,941	$3,082	$8,140	$13,096
Capitalized interest	464	770	897	1,819	2,696

Multi-client cashflow, as defined (d)

Multi-client cashflow by segment for the periods presented was as follows:

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Marine Geophysical:
Multi-client pre-funding (a)	$4,907	$11,992	$16,656	$36,262	$49,735
Multi-client late sales (a)	58,060	27,826	87,988	76,610	148,128
Cash investment in multi-client library	(8,411)	(14,956)	(21,178)	(44,628)	(68,455)

Multi-client cashflow, net	$54,556	$24,862	$83,466	$68,244	$129,408

Onshore:
Multi-client pre-funding (a)	$3,660	$2,156	$5,941	$6,591	$16,746
Multi-client late sales (a)	2,676	2,331	3,036	3,164	9,215
Cash investment in multi-client library	(1,830)	(5,023)	(3,985)	(14,179)	(21,497)

Multi-client cashflow, net	$4,506	$(536)	$4,992	$(4,424)	$4,464

Corporate/Global Services: (b)
Multi-client pre-funding (a)	$—	$1	$19	$164	$239
Multi-client late sales (a)	732	1,390	1,306	1,390	2,152
Cash investment in multi-client library	(360)	(948)	(626)	(1,128)	(1,548)

Multi-client cashflow, net	$372	$443	$699	$426	$843

Total multi-client cashflow, net:
Multi-client pre-funding (a)	$8,567	$14,149	$22,616	$43,017	$66,720
Multi-client late sales (a)	61,468	31,547	92,330	81,164	159,495
Cash investment in multi-client library (c)	(10,601)	(20,927)	(25,789)	(59,935)	(91,500)

Multi-client cashflow, net	$59,434	$24,769	$89,157	$64,246	$134,715

(a)	See Revenue Distribution by Operating Segment above.

(b)	Refers to the Reservoir Business included in Global Services.

(c)	See Consolidated Statement of Cash Flows.

(d)	Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.

Capital expenditures

Capital expenditures were as follows for the periods presented:

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Marine Geophysical	$11,055	$2,290	$21,515	$4,306	$16,030
Onshore	—	15	71	15	6,736
Production	18	—	18	—	515
Pertra	27,501	14,022	40,270	22,192	34,165
Corporate/Global Services	229	15	545	27	264

Total	$38,803	$16,342	$62,419	$26,540	$57,710

Earnings (loss) per share

Earnings (loss) per share for the periods presented was as follows:

	Quarter ended		Six months ended
	June 30,		June 30,		Year ended December 31,
(In dollars, except numbers of shares)	2004	2003	2004	2003	2003
Basic earnings (loss) per share	$(1.40)	$(0.50)	$(1.46)	$(2.80)	$(40.91)

Diluted earnings (loss) per share	(1.40)	(0.50)	(1.46)	(2.80)	(40.91)

Basic shares outstanding	20,000,000	103,345,987	20,000,000	103,345,987	20,000,000

Diluted shares outstanding	20,000,000	103,345,987	20,000,000	103,345,987	20,000,000

Consolidated statements of operations for 2003, by quarter

(In thousands of dollars)	Q1	Q2	Q3	Q4	2003
Revenues	$297,352	$295,051	$258,609	$269,646	$1,120,658
Cost of sales	146,843	158,129	130,020	149,725	584,717
Selling, general and administrative costs and R&D costs	14,139	12,087	12,675	17,972	56,873

Operating expenses before depreciation, amortization and unusual items	160,982	170,216	142,695	167,697	641,590
Depreciation and amortization	89,796	77,556	63,818	74,249	305,419
Impairment of long-term assets	217,800	—	2,344	520,732	740,876
Unusual items, net	8,484	36,848	10,918	21,835	78,085

Operating profit (loss)	(179,710)	10,431	38,834	(514,867)	(645,312)
Income (loss) from equity investments	758	(19)	39	119	897
Financial expense, net	(39,193)	(37,922)	(13,318)	(19,594)	(110,027)
Other gain (loss), net	(556)	(2,795)	(19,548)	(8,786)	(31,685)

Income (loss) before income taxes	(218,701)	(30,305)	6,007	(543,128)	(786,127)
Provision (benefit) for income taxes	12,804	21,944	6,527	(14,839)	26,436
Discontinued operations/operations held for sale, net of tax	(6,154)	467	(1,085)	1,185	(5,587)

Net income (loss)	$(237,659)	$(51,782)	$(1,605)	$(527,104)	$(818,150)

Shareholders’ Equity:

	Common stock		Additional paid in	Other	Minority	Shareholders’
In thousand of dollars, except for numbers of shares)	Number	Par value	capital	equity	interest	equity
Balance at December 31, 2003	20,000,000	$85,714	$287,576	$(4,571)	1,527	$370,246
Currency translation	—	—	—	129	—	129
Net income (loss)	—	—	—	(1,134)	—	(1,134)

Balance at March 31, 2004	20,000,000	$85,714	$287,576	$(5,576)	$1,527	$369,241
Currency translation	—	—	—	(57)	—	(57)
Net income (loss)	—	—	—	(28,095)	—	(28,095)

Balance at June 30, 2004	20,000,000	$85,714	$287,576	$(33,728)	$1,527	$341,089

Key financial information for 2002

(In thousands of dollars)	Q1	Q2	Q3	Q4	2002
Revenues	$226,758	$247,628	$256,222	$261,728	$992,336

Adjusted EBITDA, for the quarters presented was as follows:
Net income (loss)	$8,081	$(29,816)	$(1,103,254)	$(120,703)	$(1,245,692)
Add back:
Discontinued operations/operations held for sale, net	773	(4,990)	141,835	77,731	215,349
Provision (benefit) for income taxes	21,525	46,606	126,581	7,232	201,944
Other gain (loss), net	(21,724)	(20,788)	4,512	279	(37,721)
Financial expense, net	33,155	35,230	37,366	41,550	147,301

Operating profit (loss)	41,810	26,242	(792,960)	6,089	(718,819)
Unusual items, net	—	3,521	3,116	8,797	15,434
Impairment of long-term assets	—	—	807,416	—	807,416
Depreciation and amortization	74,748	82,437	86,993	112,249	356,427

Adjusted EBITDA	$116,558	$112,200	$104,565	$127,135	$460,458